

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2019

Bjorn Hall
General Counsel
Fundrise Equity REIT, LLC
11 Dupont Circle, NW
9th Floor
Washington, DC 20036

> **Re: Fundrise Equity REIT, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 10**
> **Filed August 14, 2019**
> **File No. 024-10504**

Dear Mr. Hall:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities